UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

DIALYSIS CORPORATION OF AMERICA
(Name of Subject Company (Issuer))
URCHIN MERGER SUB, INC.
a wholly owned subsidiary of
U.S. RENAL CARE, INC.
(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

252529102
(CUSIP Number of Class of Securities)

Thomas L. Weinberg, Esq.
Senior Vice President and General Counsel
U.S. Renal Care, Inc.
2400 Dallas Parkway, Suite 350
Plano, Texas 75093
(214) 736-2700
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copy to:

James R. Griffin, Esq.
Fulbright & Jaworski L.L.P.
2200 Ross Avenue, Suite 2800
Dallas, Texas 75201-2784
(214) 855-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee **
$111,378,634	$7,942

*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 9,610,373 shares of common stock, par value $0.01 per share, at $11.25 per share. The transaction valuation also includes (i) the offer price of $11.25 multiplied by 100,000, the estimated number of options to purchase shares that are currently outstanding and exercisable upon expiration of the offer and (ii) the offer price of $11.25 multiplied by 189,950, the number derivative securities in the form of shares of restricted stock and restricted stock units that are currently outstanding.

**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #4 for fiscal year 2010, issued by the Securities and Exchange Commission on December 17, 2009, by multiplying the transaction value by .00007130.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration Number:	Not applicable
Filing party:	Not applicable
Date filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-Party Tender Offer Subject to Rule 14d-1

☐	Issuer Tender Offer Subject to Rule 13e-4

☐	Going Private Transaction Subject to Rule 13e-3

☐	Amendment to Schedule 13D Under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Urchin Merger Sub, Inc., a Florida corporation (“Offeror”) and a wholly owned subsidiary of U.S. Renal Care, Inc., a Delaware corporation (“USRC”), to purchase all of the outstanding shares of common stock, $0.01 par value per share, of Dialysis Corporation of America, a Florida corporation (“DCA”), at a purchase price of $11.25 per share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 22, 2010, and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1) and (a)(2) hereto, respectively. This Schedule TO is being filed on behalf of Offeror and USRC. The information set forth in the Offer to Purchase, including the Annexes thereto, and the related Letter of Transmittal, is hereby expressly incorporated by reference in answer to Items 1 through 9 and 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 1.	SUMMARY TERM SHEET

The information set forth under the heading “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Dialysis Corporation of America, a Florida corporation (“DCA”). DCA’s principal executive offices are located at 1302 Concourse Drive, Suite 204, Linthicum, Maryland 21090. DCA’s telephone number at that address is (410) 694-0500.

(b) The information set forth under the heading “Introduction” of this Offer to Purchase is incorporated by reference.

(c) The information set forth under Section 6 (Price Range of Shares of DCA Common Stock; Dividends on Shares of DCA Common Stock) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

This Schedule TO is filed by Offeror and USRC. The information set forth under Section 9 (Certain Information Concerning USRC and Offeror) and Annex I of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION

The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

The information set forth under Sections 8 (Certain Information Concerning DCA), 9 (Certain Information Concerning USRC and Offeror), 11 (Background of the Offer) and 12 (Purpose of the Offer and the Merger; Plans for DCA; The Merger Agreement; The Support Agreements) of the Offer to Purchase is incorporated herein by reference. Except as set forth therein, there have been no negotiations, transactions or material contacts during the past two (2) years which would be required to be disclosed under this Item 5 between any of Offeror or USRC or any of their respective subsidiaries or, to the best of knowledge of Offeror and USRC, any of those person listed on Annex I of the Offer to Purchase, on the one hand, and DCA or any of its affiliates, on the other, concerning a merger, a consolidation or acquisition, a tender offer for or other acquisition of securities, an election of directors or a sale or transfer of a material amount of assets.

ITEM 6.	PURPOSES OF THIS TRANSACTION AND PLANS OR PROPOSALS

The information set forth under the heading “Introduction” and Sections 6 (Price Range of Shares of DCA Common Stock; Dividends on Shares of DCA Common Stock), 7 (Effect of the Offer on the Market for DCA

Common Stock; NASDAQ Listing of DCA Common Stock; Exchange Act Registration of DCA Common Stock; Margin Regulations), 11 (Background of the Offer), 12 (Purpose of the Offer and the Merger; Plans for DCA; The Merger Agreement; The Support Agreements) and 14 (Certain Legal Matters) of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth under Section 10 (Source and Amount of Funds) of the Offer to Purchase is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

The information set forth under the heading “Introduction” and Sections 8 (Certain Information Concerning DCA), 9 (Certain Information Concerning USRC and Offeror), 11 (Background of the Offer), 12 (Purpose of the Offer and the Merger; Plans for DCA; The Merger Agreement; The Support Agreements) and Annex I of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

The information set forth under the heading “Introduction” and Section 15 (Fees and Expenses) of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS

The information set forth under Section 10 (Source and Amount of Funds) and Annex II of the Offer to Purchase is incorporated herein by reference.

ITEM 11.	ADDITIONAL INFORMATION

(a)(1) The information set forth under Sections 9 (Certain Information Concerning USRC and Offeror), 11 (Background of the Offer) and 12 (Purpose of the Offer and the Merger; Plans for DCA; The Merger Agreement; The Support Agreements) of the Offer to Purchase is incorporated herein by reference.

(a)(2) The information set forth under Section 14 (Certain Legal Matters) of the Offer to Purchase is incorporated herein by reference.

(a)(3) The information set forth under Section 14 (Certain Legal Matters) of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth under Sections 7 (Effect of the Offer on the Market for DCA Common Stock; NASDAQ Listing of DCA Common Stock; Exchange Act Registration of DCA Common Stock; Margin Regulations) and 14 (Certain Legal Matters) of the Offer to Purchase is incorporated herein by reference.

(a)(5) The information set forth under Section 14 (Certain Legal Matters) of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.	EXHIBITS

Exhibit
Number	Description

(a)(1)	Offer to Purchase, dated April 22, 2010
(a)(2)	Form of Letter of Transmittal
(a)(3)	Form of Notice of Guaranteed Delivery
(a)(4)	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees
(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees
(a)(6)	Internal Revenue Service Form W-9
(a)(7)	Joint Press Release issued by U.S. Renal Care, Inc. and Dialysis Corporation of America, dated April 14, 2010 (incorporated by reference to the Schedule TO-C filed by U.S. Renal Care, Inc. with the Securities and Exchange Commission on April 14, 2010)
(a)(8)	Summary Newspaper Advertisement published in The New York Times on April 22, 2010
(b)(1)	Debt Commitment Letter, dated as of April 13, 2010, by and between U.S. Renal Care, Inc. and Royal Bank of Canada
(d)(1)	Agreement and Plan of Merger, dated as of April 13, 2010, by and among U.S. Renal Care, Inc., Urchin Merger Sub, Inc. and Dialysis Corporation of America
(d)(2)	Form of Tender and Voting Agreement, dated as of April 13, 2010, by and among U.S. Renal Care, Inc., Urchin Merger Sub, Inc., Dialysis Corporation of America and each of the following: Robert W. Trause, Kenneth J. Bock, Joanne Zimmerman, Stephen W. Everett, Daniel R. Ouzts, Andrew J. Jeanneret, Peter D. Fischbein, Thomas K. Langbein, and Thomas P. Carey
(d)(3)	First Amendment to Employment Agreement, dated as of April 13, 2010, by and between Dialysis Corporation of America and Thomas K. Langbein
(d)(4)	First Amendment to Employment Agreement, dated as of April 13, 2010, by and between Dialysis Corporation of America and Thomas P. Carey
(d)(5)	First Amendment to Employment Agreement, dated as of April 13, 2010, by and between Dialysis Corporation of America and Stephen W. Everett
(g)	Not applicable
(h)	Not applicable

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

U.S. RENAL CARE, INC.

By:	/s/ Thomas L. Weinberg
Name:     Thomas L. Weinberg

Title:	Senior Vice President and General Counsel

URCHIN MERGER SUB, INC.

By:	/s/ Thomas L. Weinberg
Name:     Thomas L. Weinberg

Title:	Vice President

Dated: April 22, 2010

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)	Offer to Purchase, dated April 22, 2010
(a)(2)	Form of Letter of Transmittal
(a)(3)	Form of Notice of Guaranteed Delivery
(a)(4)	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees
(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees
(a)(6)	Internal Revenue Service Form W-9
(a)(7)	Joint Press Release issued by U.S. Renal Care, Inc. and Dialysis Corporation of America, dated April 14, 2010 (incorporated by reference to the Schedule TO-C filed by U.S. Renal Care, Inc. with the Securities and Exchange Commission on April 14, 2010)
(a)(8)	Summary Newspaper Advertisement published in The New York Times on April 22, 2010
(b)(1)	Debt Commitment Letter, dated as of April 13, 2010, by and between U.S. Renal Care, Inc. and Royal Bank of Canada
(d)(1)	Agreement and Plan of Merger, dated as of April 13, 2010, by and among U.S. Renal Care, Inc., Urchin Merger Sub, Inc. and Dialysis Corporation of America
(d)(2)	Form of Tender and Voting Agreement, dated as of April 13, 2010, by and among U.S. Renal Care, Inc., Urchin Merger Sub, Inc., Dialysis Corporation of America and each of the following: Robert W. Trause, Kenneth J. Bock, Joanne Zimmerman, Stephen W. Everett, Daniel R. Ouzts, Andrew J. Jeanneret, Peter D. Fischbein, Thomas K. Langbein, and Thomas P. Carey
(d)(3)	First Amendment to Employment Agreement, dated as of April 13, 2010, by and between Dialysis Corporation of America and Thomas K. Langbein
(d)(4)	First Amendment to Employment Agreement, dated as of April 13, 2010, by and between Dialysis Corporation of America and Thomas P. Carey
(d)(5)	First Amendment to Employment Agreement, dated as of April 13, 2010, by and between Dialysis Corporation of America and Stephen W. Everett
(g)	Not applicable
(h)	Not applicable